SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           ___________________

                               SCHEDULE 13G
                              (Rule 13d-102)

 (Date of Event Which Requires Filing of this Statement: December 31, 1997)

  Check the appropriate box to designate the rule pursuant to which this
                            Schedule is filed:

                            [X] Rule 13d-1(b)
                            [ ] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                            (Amendment No. )*


                           Informix Corporation
                             (Name of Issuer)

                      Common Stock, $0.01 par value
                      (Title of Class of Securities)

                               456779 10 7
                              (Cusip Number)



 _______________

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 456779 10 7             13G

 _______________________________________________________________________
      (1)  NAME OF REPORTING  PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
           Fletcher Asset Management, Inc.
 _______________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a) [  ]
                                                               (b) [x]
 _______________________________________________________________________
      (3)  SEC USE ONLY
 _______________________________________________________________________
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

 NUMBER OF      (5)  SOLE VOTING POWER
                     0
 SHARES         ______________________________________________________

 BENEFICIALLY   (6)  SHARED VOTING POWER
                     13,674,500
 OWNED BY       ______________________________________________________

 EACH           (7)  SOLE DISPOSITIVE POWER
                     0
 REPORTING      ______________________________________________________

 PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     13,674,500
 _______________________________________________________________________
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                13,674,500
 _______________________________________________________________________
      (10) CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                   [  ]
 _______________________________________________________________________
      (11) PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                9.0%
 _______________________________________________________________________
      (12) TYPE OF REPORTING PERSON **
                CO
 _______________________________________________________________________



 CUSIP No. 456779 10 7             13g

 _______________________________________________________________________
      (1)  NAME OF REPORTING  PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
           Alphonse Fletcher, Jr.
 _______________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a) [  ]
                                                               (b) [x]
 _______________________________________________________________________
      (3)  SEC USE ONLY
 _______________________________________________________________________
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

 NUMBER OF      (5)  SOLE VOTING POWER
                     0
 SHARES         ______________________________________________________

 BENEFICIALLY   (6)  SHARED VOTING POWER
                     13,674,500
 OWNED BY       ______________________________________________________

 EACH           (7)  SOLE DISPOSITIVE POWER
                     0
 REPORTING      ______________________________________________________

 PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     13,674,500
 _______________________________________________________________________
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                13,674,500
 _______________________________________________________________________
      (10) CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                   [  ]
 _______________________________________________________________________
      (11) PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                9.0%
 _______________________________________________________________________
      (12) TYPE OF REPORTING PERSON **
                IN
 _______________________________________________________________________
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!



 ITEM 1(a).     NAME OF ISSUER:     Informix Corporation

 ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                4100 Bohannon Drive, Menlow Park, California  94025

 ITEM 2(a).     NAME OF PERSON FILING:
                Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr.

 ITEM 2(b).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                767 Fifth Avenue, 48th Floor, New York, New York 10153

 ITEM 2(c).     CITIZENSHIP:
                Fletcher Asset Management, Inc. is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United
                States.

 ITEM 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock, par value
                $0.01

 ITEM 2(e).     CUSIP NUMBER: 456779 10 7

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ]   Bank as defined in Section 3(a) (6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

           (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

           (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


 ITEM 4.   OWNERSHIP.

           (a)  Amount beneficially owned: 13,674,500

           (b)  Percent of class:

           9.0% (based on the 152,428,406 shares of Common Stock (the "Common Stock") of Informix Corporation (the "Company"), including those reported to be outstanding as of November 14, 1997, as reflected in the Company's quarterly report on Form 1O-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1997 and the shares of Common Stock underlying convertible securities held by the Discretionary Account (as defined below) that are convertible within 60 days of December 31, 1997.)

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote
                     0
                (ii) shared power to vote or to direct the vote
                     13,674,500
               (iii) sole power to dispose or to direct the
                     disposition of    0
                (iv) shared power to dispose or to direct the
                     disposition of  13,674,500

           The amount of Common Stock reported to be beneficially owned includes 9,287,207 shares of Common Stock issuable upon the conversion of 160,000 shares of Convertible Preferred Stock (the "Preferred Stock") of the Company and 4,387,293 shares of Common Stock issuable upon the conversion of shares of Preferred Stock issuable upon the exercise of a warrant issued by the Company. The warrant is exercisable and the Preferred Stock (including Preferred Stock issuable upon exercise of the warrant) is convertible within 60 days of December 31, 1997. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is in part dependent upon the average daily trading price of the Common Stock over a specified period, and is subject to increase under certain circumstances. Accordingly, the number of shares so issuable will vary from time to time. The holdings reported reflect the amount of common stock that would have been held had the warrant been exercised and the Preferred Stock converted on December 31, 1997.

           By virtue of Mr. Fletcher's position as President of Fletcher Asset Management, Inc., a Delaware corporation ("FAM"), Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 13,674,500 shares of Common Stock of the Company held by Fletcher International, Ltd., a discretionary account managed by FAM (the "Discretionary Account"), and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.
           This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 13,674,500 shares of Common Stock held at December 31, 1997 by the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           Not applicable.

 ITEM 6. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
           Not applicable.

 ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

           By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                          February 17, 1998


                          /s/ ALPHONSE FLETCHER, JR.
                          Alphonse Fletcher, Jr., as President of
                          Fletcher Asset Management, Inc.


                          /s/ ALPHONSE FLETCHER, JR.
                          Alphonse Fletcher, Jr.